KRESTON GTA

July 11, 2023

TO: British Columbia Securities Commission
Alberta Securities Commission
Financial and Consumer Affairs Authority of Saskatchewan
The Manitoba Securities Commission
Ontario Securities Commission
Financial and Consumer Services Commission (New Brunswick)
Nova Scotia Securities Commission
Office of the Superintendent of Securities, Prince Edward Island
Office of the Superintendent of Securities, Newfoundland and Labrador

AND TO: Baker Tilly WM LLP
Kreston GTA LLP

Dear Sirs/Mesdames:

Re: GameSquare Holdings, Inc. – Notice Regarding Change of Auditor

We have read the Notice of Change of Auditor dated July 11, 2023 from GameSquare Holdings, Inc. (the "**Notice**"), delivered to us pursuant to section 4.11 of National Instrument 51-102 – *Continuous Disclosure Obligations*. We confirm that we agree with each statement contained in the Notice, based on our knowledge of such information at this time.

Yours very truly,

Kreston GTA LLP

Kreston GTA LLP
Chartered Professional Accountants, Licensed Public Accountants
Markham, Ontario